

Kaplan Voekler
Cunningham & Frank PLC

T. Rhys James | Direct 804-525-1780 | Fax 804-525-1880 | rjames@kv-legal.com

January 24, 2012

VIA FEDEX OVERNIGHT

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

      Re: **ActivCare at Bressi Ranch, LLC**
               Amendment No. 7 to Offering Statement on Form 1-A
               Filed January 24, 2012
               File No. 24-10299

Dear Mr. Link and Mr. Williamson,

This letter is submitted on behalf of our client, ActivCare at Bressi Ranch, LLC, a California limited liability company (the "Company"), in response to comments from the staff of the Division of Corporation Finance (the "Staff") of the United States Securities and Exchange Commission (the "Commission") dated January 13, 2012 (the "Comment Letter") with respect to the Company's Amendment No. 6 to Offering Statement on Form 1-A, filed with the Commission on January 11, 2012 ("Amendment No. 6"). Enclosed herewith for filing, please find seven copies of Amendment No. 7 to the Offering Statement ("Amendment No. 7"). For the Staff's ease of review, we have also provided seven additional copies of Amendment No. 7, each marked to show changes against Amendment No. 6.

In response to the Staff's comment in the Comment Letter, the Company has updated the financial statements for R.A.C. Bressi LP and Bressi Development LLC through September 30, 2011.

The Company respectfully believes that the proposed modifications to the Offering Statement are responsive to the Staff's comment. If you have any questions or would like further information regarding the Company's response to your telephonic comment, please do not hesitate to contact me at 804-525-1780.

Sincerely,



T. Rhys James

Enclosures
cc: W. Major Chance
    T. Rhys James